October 26, 2006

Via U.S. Mail and Facsimile

Shoei Utsuda
Chief Executive Officer
Mitsui & Co., Ltd.
2-1, Ohtemachi 1-chome
Chiyoda-ku, Tokyo 100-0004
Japan


RE:		Mitsui & Co., Ltd.
		Form 20-F for the fiscal year ended March 31, 2006 Form 20-F for the fiscal year ended March 31, 2005 Form 20-F for the fiscal year ended March 31, 2004 Response letter dated September 26, 2006
		Response letter dated August 23, 2006
		Response letter dated April 19, 2005
		Response letter dated February 24, 2005
		File No. 0-09929

Dear Mr. Utsuda:

      We have reviewed your response letters and have the following comment. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General -

1. We refer to your September 26, 2006, response to our letter of August 29, 2006. You state in your response that you acted as agent for arranging financing from export credit agencies, and as agent to participating Japanese engineering and heavy machinery companies, in connection with the construction of a fertilizer plant to produce ammonia and urea, and a high density poly-ethylene plant, owned by Iran`s National Petrochemical Corporation. You also state that you acted as agent to Japanese engineering and heavy machinery companies in connections with their participation in the construction of a gas processing plant for treatment into methane and ethane gas, propane, butane and condensate, owned by the National Iranian Oil Company. Please advise us whether, to the best of your knowledge, information and belief, the products of these facilities have military uses and/or can be considered dual-use products. Describe for us any military and/or dual uses of which you are aware.

2. Please address for us the applicability and potential impact of the changes to the Iran and Libya Sanctions Act of 1996 (now the Iran
Sanctions Act of 1996) effected by the Iran Freedom Support Act, executed on September 30, 2006, on your and your subsidiaries` Iran-related activities. Discuss specifically revised section 5(b) of the
Iran Sanctions Act of 1996, which provides for mandatory sanctions with respect to goods, services, technology or other items exported, transferred or otherwise provided to Iran that would contribute to Iran`s ability to acquire or develop certain chemical and other technologies, and specified types of weapons.


Closing Comments

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filings or in response to our comments on your filings.


      Please understand that we may have additional comments after we review your response to our comment. Please contact Jack
Guggenheim
at (202) 551-3523 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.


								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk


cc: 	Satoshi Tanaka, General Manager
	Investor Relations Division
	Mitsui & Co., Ltd.
	2-1, Ohtemachi 1-chome
	Chiyoda-ku, Tokyo 100-0004
	Japan



		Roger Schwall
		Assistant Director
		Division of Corporation Finance


Shoei Utsuda
Chief Executive Officer
Mitsui & Co., Ltd.
October 26, 2006
Page 1









UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE